EXHIBIT 8


                  [Form of Tax Opinion of Brouse & McDowell]



                            ________________ , 1996



Electro Scientific Industries, Inc.
13900 NW Science Park Drive
Portland, Oregon 97229


Gentlemen:

      We have acted as counsel to Applied Intelligent Systems, Inc., a Michigan corporation ("AISI"), in connection with the proposed acquisition of AISI by Electro Scientific Industries, Inc., an Oregon corporation ("ESI") and in connection with the transactions contemplated by the Agreement of Reorganization and Merger dated May 13, 1996 ("AGREEMENT"). The Agreement provides for the merger of AISI with and into AISI Merger Corp., an Oregon corporation ("MERGER CORP."), in a transaction whereby all of the issued and outstanding shares of AISI will be canceled and exchanged for that number of shares of common stock of ESI delineated in the Agreement (the "MERGER").

      This opinion is being furnished to you pursuant to Section 5.3.2 of the Agreement. We define legal opinions as an expression of our professional judgment and as such should not be construed by you as a guarantee of a specific outcome or result.

      Capitalized terms used in this opinion have the same meanings as in the Agreement, unless otherwise defined herein. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "CODE").

      We have acted as legal counsel to AISI in connection with the Merger. As such, and for the purpose of rendering this opinion, we have examined (or will examine on or prior to the Closing of the Merger) and are relying (or will rely) upon, without any independent investigation or review thereof, the truth and accuracy now and at all relevant times up to and including the Effective Time of the Merger of the statements, covenants, representations and warranties made by the parties to the Merger in the following documents (including all schedules and exhibits thereto):

      1. The Agreement;

      2. Representations made by certain shareholders of AISI in paragraphs numbered 1 and 2 in the Continuity of Interest Letters attached hereto as Exhibit A ("CONTINUITY LETTER");

      3. Representations made to us by AISI, Merger Corp. and ESI in a letter attached hereto as Exhibit B ("REPRESENTATION LETTER");


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Electro Scientific Industries, Inc.
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      4. The Prospectus/Proxy and Information Statement on Form S-4 (File
No.33-_________) of ESI and AISI, including all amendments thereto (the "PROSPECTUS/PROXY"); and

      5. Such other instruments and documents related to the formation, organization and operation of ESI, Merger Corp. and AISI, or to the consummation of the Merger and the transactions contemplated thereby, as we have deemed necessary or appropriate to review.

      In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that:

      A. Original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents.

      B. Any representation or statement contained in the documents related to the Merger made "to the knowledge of" or otherwise similarly qualified is correct without such qualification. As to all matters in which a person or entity making a representation contained in the documents related to the Merger has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement, there is in fact no such plan, intention, understanding or agreement.

      C. The Merger will be consummated pursuant to the Agreement and will be effective under the laws of the State of Oregon;

      D. There is no plan or intention on the part of AISI stockholders in the aggregate (a "PLAN"), to engage in a sale, exchange, transfer, reduction of risk of ownership by short sale or otherwise, or other disposition of, directly or indirectly (a "SALE"), of shares of ESI Common Stock to be issued to them in the Merger ("PARENT EXCHANGE STOCK") that would reduce the AISI stockholders' ownership of Parent Exchange Stock to a number of shares having a value, as of the Effective Time of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding capital stock of AISI as of the same date ("OUTSTANDING AISI COMMON STOCK"). For purposes of this representation, a Sale of Parent Exchange Stock shall be considered to have occurred pursuant to a Plan: (i) to the extent cash is received in lieu of a fractional share of Parent Exchange Stock, or (ii) if such Sale occurs in a transaction that is in contemplation of or related to the Merger (a "RELATED TRANSACTION"). In addition, for purposes of this assumption only, shares of AISI Common Stock with respect to which a Sale occurs in any Related Transaction shall be considered to have been shares of Outstanding AISI Common Stock that were then exchanged for Parent Exchange Stock in the Merger and then disposed of pursuant to a Plan;

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      E. In accordance with the representations, warranties and covenants made in the Agreement, the Continuity Letter and the Representation Letter relating to the assets transferred by AISI to Merger Corp., the assets transferred to Merger Corp. pursuant to the Merger represents at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by AISI immediately prior to the Merger;

      F. To the extent any expenses relating to the Merger (or the "plan of reorganization" within the meaning of Treas. Reg. Section 1.368-l(e) with respect to the Merger) are funded directly or indirectly by a party other than the incurring party, such expenses will be within the guidelines established in Rev. Rule. 73-54, 1973-1 C.B. 187. Neither ESI, Merger Corp., AISI, nor any member of a [Controlled Group] in which ESI or AISI is also a member is directly or indirectly funding or guaranteeing the expenses of any AISI shareholder in connection with the Merger and all transactions and proceedings relating thereto; and

      G. Whenever in this opinion we have indicated that we are relying upon or have assumed a particular matter, either without independent investigation or review thereof, nothing has come to our attention which would lead us to question the accuracy of such factual matters.

      Based on our examination of the foregoing items, and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that, for United States federal income tax purposes, the Merger will constitute a reorganization as defined in Sections 368(a)(1)(A) and (a)(2)(D) of the Code. In such event, the following are the material United States federal income tax consequences that will result:

         (a) No gain or loss should be recognized by the holders of AISI Common Stock upon their receipt in the Merger of the Parent Exchange Stock (except to the extent of cash received in lieu of a fractional share thereof) in exchange therefor;

         (b) The aggregate tax basis of the Parent Exchange Stock so received in the Merger (including any fractional share not actually received) should be the same as the aggregate tax basis of the AISI Common Stock surrendered in exchange therefor;

         (c) The holding period of the Parent Exchange Stock received in the Merger should include the period for which the AISI Common Stock surrendered in exchange therefor was held, provided that the AISI Common Stock is held as a capital asset at the time of the Merger;


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Electro Scientific Industries, Inc.
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         (d) A fractional share of the Parent Exchange Stock not actually issued pursuant to the Merger but for which cash is received in lieu thereof should be treated as if a fractional share of Parent Exchange Stock had been issued in the Merger and then redeemed by ESI. An AISI shareholder receiving such cash should generally recognize gain or loss upon such payment equal to the difference (if any) between such shareholder's basis in the fractional share and the amount of cash received. Such gain or loss should be a capital gain or loss if, at the time of the Merger, AISI Common Stock is held as a capital asset;

         (e) AISI, ESI and Merger Corp. will each be deemed under Section 368(b) to be "a party to a reorganization;"

         (f) No gain or loss should be recognized by AISI upon the transfer of all of AISI's assets to Merger Corp. in exchange for the Parent Exchange Stock and the assumption of AISI's liabilities;

         (g) No gain or loss should be recognized by either ESI or Merger Corp. upon the receipt by Merger Corp. of all of the assets of AISI in exchange for the Parent Exchange Stock and the assumption by Merger Corp. of the liabilities of AISI as a result of the consummation of the Merger;

         (h) The basis of the assets of AISI acquired by Merger Corp. in the Merger will be the same in the hands of Merger Corp. As the basis of such assets in the hands of AISI immediately prior to the exchange;

         (i) The holding period for each asset of AISI received by Merger Corp. in the Merger will include the period for which the asset was held by AISI; and

         (j) The basis of Merger Corp.'s stock in the hands of ESI will as a result of the Merger be increased by an amount equal to the basis of the assets of AISI in the hands of Merger Corp. and decreased by the sum of the amount of the liabilities of AISI assumed by Merger Corp. and the amount of liabilities to which the assets of AISI are subject.

      In addition to the matters set forth above, this opinion is subject to the following additional exceptions, limitations and qualifications:

      1. This opinion represents and is based upon our judgment regarding the application of United States federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion expressly does not address the application of any tax laws other than United States federal income tax laws, including the tax laws of any country other than the United States and the tax laws of any state or local jurisdiction.


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         Furthermore, our opinion is not binding upon the Internal Revenue
Service ("IRS") or the courts, and there is no assurance that the IRS will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. We undertake no responsibility to advise you of any new developments in the application or interpretation of the United States federal income tax laws.

      2. This opinion addresses only the classification of the Merger as a reorganization under Section 368(a) of the Code. It does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). In particular, except as expressly stated in the first sentence, we express no opinion regarding:

         (a) whether and the extent to which any AISI shareholder who has provided or will provide services to AISI, Merger Corp. or ESI will have compensation income under any provision of the Code;

         (b) the effects of such compensation income described in 2(a) above, including but not limited to the effect upon the basis and holding period of the ESI Common Stock received by any such shareholder in the Merger;

         (c) the potential application of the "golden parachute" provisions (Sections 280G, 3121(v)(2) and 4999) of the Code, the alternative minimum tax provisions (Sections 55, 56 and 57) of the Code or Sections 305 and 306 of the Code, or the effect of the classification of ESI, Merger Corp. or AISI as a collapsible corporation within the meaning of Section 341 of the Code; and the regulations promulgated thereunder;

         (d) any consequences to ESI, Merger Corp. or AISI as a result of the Merger relating to the survival and/or availability after the Merger of any federal income tax attributes, including any net operating loss carryover, after application of any provision of the Code, as well as the regulations promulgated thereunder; and

         (e) the tax consequences of the Merger that may be relevant to particular shareholders of AISI such as dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons, holders of warrants, and holders of shares acquired upon exercise of stock options or in other compensatory transactions.

      3. No opinion is expressed as to any transaction other than the Merger as described in the Agreement or to any transaction whatsoever, including the Merger, if all the transactions described in the Agreement are not consummated in accordance with the terms of such Agreement and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.


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Electro Scientific Industries, Inc.
____________, 1996
Page 6



      This opinion is furnished by us, as counsel to AISI, to you and solely for your benefit in connection with the Agreement. This opinion may not otherwise be relied upon or, except as may be required by law, filed with or furnished to, any person, governmental entity, firm, or corporation, or referred to, in whole or in part, in any document without our prior written consent. Except as otherwise may be noted, the information set forth herein is as of the date hereof. We disclaim any undertaking to advise you of changes which thereafter may be brought to our attention, including any change in the law, whether by legislative or regulatory action, judicial interpretation or otherwise, or of any change of facts as they presently exist.

                            Very truly yours,

                            Brouse & McDowell Co., L.P.A.

                            FORM OF OPINION